Sprott Physical Platinum and Palladium Trust 40-F

Exhibit 97

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

CLAWBACK POLICY

This Clawback Policy (this “Policy”) shall be applied by the Sprott Physical Platinum and Palladium Trust (the “Trust”) to the Executive Officers effective as of the Effective Date.

1.	Definitions

For purposes of this Policy, the following definitions shall apply:

a)	“Board” means the “board of directors” of the Trust within the meaning of NYSE Arca Rule 5.3-E(p).

b)	“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after the effective date of NYSE Arca Rule 5.3-E(p), (ii) after the person became an Executive Officer and (iii) at a time that the Trust had a class of securities listed on a national securities exchange or a national securities association.

c)	“Effective Date” means December 1, 2023.

d)	“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Board will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid, and the Board shall maintain documentation of such determination and provide such documentation to the NYSE Arca.

e)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

f)	“Executive Officer” means an “executive officer” of the Trust within the meaning of NYSE Arca Rule 5.3-E(p). Both current and former Executive Officers are subject to this Policy in accordance with its terms.

g)	“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Trust’s financial statements, and any measures derived wholly or in part from such measures and may consist of IFRS/GAAP or non-IFRS/non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures need not be presented within the Trust’s financial statements or included in a filing with the SEC.

h)	“Home Country” means Canada.

i)	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

j)	“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Trust’s fiscal year) immediately preceding the date on which the Trust is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Trust is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Trust to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under this Policy is not dependent on if or when the Restatement is actually filed.

k)	“NYSE Arca” means the NYSE Arca, Inc.

l)	“Received.” Incentive-Based Compensation is deemed “received” in the Trust’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

m)	“Restatement” means a required accounting restatement of any Trust financial statement due to the material noncompliance of the Trust with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement), within the meaning of Exchange Act Rule 10D-1 and NYSE Arca Rule 5.3-E(p). Changes to the Trust’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under this Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

n)	“SEC” means the United States Securities and Exchange Commission.

2.	Recoupment of Erroneously Awarded Compensation

In the event of a Restatement, any Erroneously Awarded Compensation received during the Lookback Period (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Trust in accordance with Section 3 of this Policy. The Board must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.

Notwithstanding the foregoing, a majority of the independent directors serving on the Board may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the majority of the independent directors determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing this Policy would exceed the amount to be recovered, including the costs that could be incurred if pursuing such recovery would violate local laws other than the Trust’s Home Country laws (following reasonable attempts by the Trust to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE Arca), (ii) pursuing such recovery would violate the Trust’s Home Country laws adopted prior to November 28, 2022 (provided that the Trust obtains an opinion of Home Country counsel acceptable to the NYSE Arca that recovery would result in such a violation and provides such opinion to the NYSE Arca), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3.	Means of Repayment

In the event that the Board determines that any person shall repay any Erroneously Awarded Compensation, the Board shall provide written notice to such person by email or certified mail to the physical address on file with the Trust for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Board, and the Trust shall be entitled to set off the repayment amount against any amount owed to the person by the Trust, to require the forfeiture of any award granted by the Trust to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the United States Internal Revenue Code and the regulations and guidance thereunder. If the Board does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Trust by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.

4.	No Indemnification

No person shall be indemnified, insured or reimbursed by the Trust in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by the Trust for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Trust be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.

5.	Miscellaneous

This Policy generally will be administered and interpreted by the Board. Any determination by the Board with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Board under this Policy need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE Arca, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Trust satisfying any conditions in this Policy, including any requirement to provide applicable documentation to the NYSE Arca.

The rights of the Trust under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Trust pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Trust.

6.	Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE Arca rules, the Board may terminate, suspend or amend this Policy at any time in its discretion.

7.	Successors

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.